UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: September 2026

Commission file number: 001-36578

ENLIVEX LTD.

(Translation of registrant’s name into English)

14 Einstein Street, Nes Ziona, Israel 7403618

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Termination of Securities Purchase Agreement

As previously reported, on July 27, 2026, Enlivex Ltd., a company organized under the laws of the State of Israel (the “Company”), entered into a securities purchase agreement (the “Securities Purchase Agreement”) with the Rain Foundation, pursuant to which the Company had agreed, subject to shareholder approval, to sell and issue to the Rain Foundation in a private placement an aggregate 66,666,667 of the Company’s ordinary shares (the “Private Placement”), which the Purchaser had elected to purchase using RAIN tokens.

On September 22, 2026, the Company terminated the Securities Purchase Agreement in accordance with the Company’s termination rights thereunder; therefore, the Company will not consummate the Private Placement contemplated thereby nor seek shareholder approval in respect thereof.

A description of the material terms of the Purchase Agreement may be found in the Company’s Report on Form 6-K, filed with the Securities and Exchange Commission (the “SEC”) on July 28, 2026, which description is incorporated by reference herein.

Press Release

On September 22, 2026, the Company issued a press release announcing the termination of the Securities Purchase Agreement. The press release is furnished herewith as Exhibit 99.1 and is incorporated herein by reference.

The information contained in this Current Report on Form 6-K (other than the information disclosed under the heading “Press Release” and Exhibit 99.1) is hereby incorporated by reference into the Company’s registration statements on Forms S-8, F-3 and F-3MEF (File No. 333-256799, File No. 333-232413, File No. 333-232009, File No. 333-252926, File No. 333-286956, File No. 333-292417, File No. 333-294284, File No. 333-295215 and File No. 333-298071), filed with the SEC.

Exhibit No.
99.1	Press Release

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enlivex Ltd.
(Registrant)

By:	/s/ Oren Hershkovitz
Name: Title:	Oren Hershkovitz Chief Executive Officer

Date: September 22, 2026

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